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MAY 27 2011

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UN
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2010 AND ENDING March 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Jones Capital Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8151 Clayton Road, Suite 300

(No. and Street)

St. Louis	MO	63117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Jones 314-783-5000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiefer Bonfanti & Co., LLP

(Name – *if individual, state last, first, middle name*)

701 Emerson Road, Suite 201	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Balmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.T. Jones Capital Equities, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward Balmes
Signature

Chief Financial Officer
Title

JANE A DAVIDSON
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: September 21, 2012
Commission Number: 08458747

Jane A. Davidson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.T. JONES CAPITAL EQUITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2011 AND 2010

KB Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

R.T. JONES CAPITAL EQUITIES, INC.

MARCH 31, 2011 AND 2010

Table of Contents

KB
Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
R.T. Jones Capital Equities, Inc.

We have audited the accompanying statements of financial condition of **R.T. Jones Capital Equities, Inc.** (a Missouri corporation) as of March 31, 2011 and 2010 and the related statements of income, cash flows and changes in stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **R.T. Jones Capital Equities, Inc.** as of March 31, 2011 and 2010, and the results of its operations and cash flows, for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiefer Bonfanti & Co. LLP

May 24, 2011

R.T. JONES CAPITAL EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

Assets

	March 31, 2011	2010
Assets		
Cash	**$ 111,769**	$ 40,405
Accounts receivable	**8,793**	22,297
Employee advances and other receivables	**63**	65
Investments	**8,758**	6,574
Due from affiliated company	**695,780**	603,913
Total Assets	**$ 825,163**	$ 673,254

Liabilities and Stockholder's Equity

	2011	2010
Liabilities		
Accounts payable	**$ -**	$ 869
Commissions payable	**-**	2,250
Total Liabilities	**-**	3,119
Stockholder's Equity		
Common stock, par value $1, authorized 500 shares issued and outstanding	**500**	500
Paid-in capital	**116,242**	116,242
Retained earnings	**707,310**	553,393
Accumulated other comprehensive income	**1,111**	-
Total Stockholder's Equity	**825,163**	670,135
Total Liabilities and Stockholder's Equity	**$ 825,163**	$ 673,254

See accompanying notes to financial statements.

R.T. JONES CAPITAL EQUITIES, INC.

STATEMENTS OF INCOME

	Years Ended March 31,			
	2011		2010	
	Amount	% of Revenues	Amount	% of Revenues
Revenues				
Commission and fee income	$ 217,549	100.00 %	$ 285,686	100.00 %
Total Revenues	217,549	100.00	285,686	100.00
Operating Expenses				
Commissions	919	0.42	10,802	3.78
Professional fees	4,700	2.16	4,500	1.58
Licenses, taxes and fees	1,500	0.69	2,445	0.86
Office supplies and expense	1,800	0.83	1,802	0.63
Total Operating Expenses	8,919	4.10	19,549	6.85
Income from operations	208,630	95.90	266,137	93.15
Investment income	5,750	2.64	2,382	0.83
Income Before Income Taxes	214,380	98.54	268,519	93.98
Income taxes	60,463	27.79	52,355	18.33
Net Income	$ 153,917	70.75 %	$ 216,164	75.65 %

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, March 31, 2009	**$ 500**	**$ 116,242**	**$ 337,229**	**-**	**$ 453,971**
Net income	-	-	216,164	-	216,164
Balance, March 31, 2010	**500**	**116,242**	**553,393**	**-**	**670,135**
Comprehensive Income					
Net income	-	-	153,917	-	153,917
Unrealized gains on securities, net of tax:	-	-	-	1,111	1,111
Total Comprehensive Income	-	-	153,917	1,111	155,028
Balance, March 31, 2011	**$ 500**	**$ 116,242**	**$ 707,310**	**$ 1,111**	**$ 825,163**

STATEMENTS OF CASH FLOWS

	Years Ended March 31, 2011	2010
Cash Flows from Operating Activities		
Net income	**$ 153,917**	$ 216,164
Adjustments:		
Realized (gain) loss on investments	**(1,073)**	1,199
Change in assets and liabilities		
(Increase) decrease in operating assets		
Accounts receivable	**13,504**	11,026
Employee advances and other receivables	**2**	936
Due from affiliated company	**(91,867)**	(586,882)
Deposits	**-**	1,292
Decrease in operating liabilities		
Accounts payable	**(869)**	(51,185)
Commissions payable	**(2,250)**	(2,390)
Net Cash Provided (Used) by Operating Activities	**71,364**	(409,840)
Net Increase (Decrease) in Cash and Cash Equivalents	**71,364**	(409,840)
Cash and cash equivalents, beginning of year	**40,405**	450,245
Cash and Cash Equivalents, End of Year	**$ 111,769**	$ 40,405

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011 AND 2010

Business Descriptions

R. T. Jones Capital Equities, Inc. (the Company) is a registered broker-dealer in securities. The Company was formed for the purpose of trading in and dealing with limited partnership units, stocks, bonds, and all other types of securities and for the purpose of the management of accounts as a registered investment advisor. The Company is an introducing broker, who clears its customer transactions through a clearing broker on a fully disclosed basis and does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC rule 15c3-3.

Effective October 1, 2004, the Company significantly reduced its account management services. The majority of the managed accounts were transferred to an affiliated company, R. T. Jones Capital Equities Management, Inc. (CEM). CEM was established to manage customers' accounts and perform the majority of the registered investment advisory services. The Statements of Income for the years ended March 31, 2011 and 2010 accordingly, does not include the results of managing those accounts.

Effective January 1, 2008, the Company entered into a broker-dealer agreement with Moloney Securities Co., Inc. (MS) whereby current and future Company registered representatives are registered representatives of MS. Henceforth, all business as a securities broker-dealer, including solicitor arrangements with investment advisors, done by the Company's registered representatives is executed by or through MS. MS has supervisory responsibility over the Company's registered representatives with respect to the broker-dealer business and the office of the Company is considered a branch office of MS. The Company has remained registered as a broker-dealer in securities and continues to retain its membership in FINRA, but it is not actively conducting securities business. As a consequence of the transition to a branch office, a majority of the operating expenses have been either reduced or eliminated.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity
The Company is a wholly owned Subsidiary of R. T. Jones, F. S. Ladner and Associates, Inc. (the parent company). There were no inter-company fees earned or incurred by the Company during the years ended March 31, 2011 and 2010.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. These balances, as reflected in the bank's records, are insured by the Federal Deposit Insurance Corporation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Income and expenses are recorded on the accrual basis of accounting. Commission revenue and fee income are recorded as earned and operating expenses are recorded as incurred.

Accounts Receivable

Accounts receivable arise in the normal course of business of providing consulting services and trading in and dealing with limited partnership units, stocks, bonds, and all other types of securities. The Company grants unsecured credit to those customers and believes the risk associated with carrying the receivables is mitigated by the nature of its customers, the performance of credit checks, and actively pursuing past due accounts. The Company does not charge interest on any accounts receivable.

In the opinion of management, all of the accounts receivable are considered to be realizable at the amounts stated as of March 31, 2011 and 2010. Accordingly, no allowance for doubtful accounts was considered necessary. The Company charges off accounts receivable when all collection efforts have been unsuccessful and management believes there is no chance for collection. Accounts receivable older than 90 days at March 31, 2010 are $6,000. There were no accounts receivable older than 90 days at March 31, 2011. There was no bad debt expense for the years ended March 31, 2011 and 2010.

Investments

Investments are recorded at their fair value. Interest, dividends, and realized gains or losses are included in investment income.

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company files a consolidated income tax return with the parent company and an affiliated company. Income tax expense is allocated based on the Company's portion of taxable income and is $60,463 and $52,355 for the years ended March 31, 2011 and 2010, respectively.

Financial accounting standards for uncertain tax positions prohibit financial statement recognition of the impact of a tax position if the position is not "more likely than not" to be sustained on audit, based on the technical merits of the position. The standards also provide guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, transition, and disclosure requirements for uncertain tax positions. The adoption of the new standards had no impact on the financial statements. The Companies' federal, state, and local tax returns for tax years 2008 and later remain subject to examination by taxing authorities.

Subsequent Events

The Company has evaluated subsequent events through May 24, 2011, the date which the financial statements were available to be issued, for possible additional recognition or disclosure.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At March 31, 2011 and 2010, the Company had adjusted net capital of $120,562 and $50,583 which was $115,562 and $45,583, in excess of its required minimum dollar net capital of $5,000 at March 31, 2011 and 2010. The Company's percentage of aggregate indebtedness to net capital at March 31, 2011 and 2010 was 0.00% and 6.17%, respectively.

3. INVESTMENTS

Financial accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the standards are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. As of December 31, 2010, all investments were valued using Level 1 measurements. As of December 31, 2009, all investments were valued using Level 3 measurements.

On August 25, 2010, the REIT in which the company held an interest went through an initial public offering (IPO). As a result of this IPO, the REIT was reclassified from a Level 3 investment to a Level 1 investment.

The company disposed of its investment in the LLC in the year ended March 31, 2011. This investment is a 50% ownership interest in Columbia Lakes Management, L.L.C., that owns a 1% interest in Columbia Lakes Development, L.L.C.; a real estate development in Columbia, Illinois. The investment in the LLC was $(1,666) at March 31, 2010.

3. INVESTMENTS (CONTINUED)

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the years ended March 31, 2011 and 2010.

	Years Ended March 31, 2011	2010
Balance, Beginning of Year	**$ 6,574**	$ 7,773
Realized loss	**(3,962)**	(1,199)
Gain on disposition of level 3 investments	**5,628**	-
Reclassification to level 1 investments	**(8,240)**	-
Balance, End of Year	**$ -**	$ 6,574

4. RELATED PARTY TRANSACTIONS

The Company has executed an expense sharing agreement with the parent company. In accordance with the agreement, the parent company provides management services to the Company at no cost and subleases the office and pays all occupancy and operating costs. At March 31, 2011 and 2010, the Company had amounts due from the parent company of $695,780 and $603,914, respectively.

5. LEASE COMMITMENTS

The Company amended the existing lease of its premises on August 21, 2008. The amended lease is effective for the five-year period from November 1, 2008 to October 31, 2013. In addition to basic rent, the Company is obligated to pay its share of future operating cost and real estate tax increases based upon an agreed upon formula. The company is obligated to pay basic rent for its premises for the following amounts over the next five fiscal years:

Years Ending March 31,	Amount
2012	$ 70,157
2013	70,157
2014	40,925
Future Minimum Rental Payments	$ 181,239

The lease has been assigned to its parent company. The parent company has subleased the premises and pays all occupancy costs. Accordingly, there were no rent or occupancy expenses included in the Company's operating costs for the years ended March 31, 2011 and 2010.

SUPPLEMENTARY INFORMATION

R.T. JONES CAPITAL EQUITIES, INC.

COMPUTATION OF ADJUSTED NET CAPITAL

	March 31, 2011		March 31, 2010	
Ownership Equity				
Common stock	**$**	**500**	$	500
Paid-in-capital		**116,242**		116,242
Retained earnings		**707,310**		553,393
Accumulated other comprehensive income		**1,111**		-
Total Ownership Equity		**825,163**		670,135
Deductions from Capital				
Management and consulting fee receivable		**-**		9,000
Employee advances and other receivables		**63**		65
Due from affiliated company		**695,780**		603,913
Investments		**1,314**		6,574
Total Deductions		**697,157**		619,552
Adjusted Net Capital	**$**	**128,006**	$	50,583
Aggregate Indebtedness				
Accounts payable	**$**	**-**	$	869
Commissions payable		**-**		2,250
Total Aggregate Indebtedness	**$**	**-**	$	3,119
Aggregate Indebtedness as a Percent of Adjusted Net Capital		**0.00%**		6.17%
Minimum dollar net capital	**$**	**5,000**	$	5,000
Adjusted net capital		**128,006**		50,583
Net Capital Excess Over Requirement	**$**	**123,006**	$	45,583
Six and two-thirds (6 2/3)% of aggregate indebtedness	**$**	**-**	$	208
Adjusted Net Capital		**128,006**		50,583
Excess of Net Capital at 100%	**$**	**128,006**	$	50,375

R.T. JONES CAPITAL EQUITIES, INC.

RECONCILIATION OF AUDIT DIFFERENCES

	March 31,	
	2011	2010
Total assets shown on most recent unaudited Focus part IIA filing	**$ 824,052**	$ 676,535
Audit adjustments:		
Increase (decrease) in investments	**1,111**	1,219
Change in non-allowable amount of investments	**7,444**	-
Decrease in due from affiliated company	**-**	(4,500)
Total Assets as Computed on This Report	**$ 825,163**	$ 673,254
Aggregate indebtedness shown on most recent unaudited Focus part IIA filing	**$ -**	$ 3,119
Audit adjustments:		
None	**-**	-
Aggregate Indebtedness as Computed on This Report	**$ -**	$ 3,119
Net Capital shown on most recent unaudited Focus part IIA filing	**$ 120,562**	$ 50,582
Audit adjustments:		
Increase in income	**1,111**	1,219
Increase in expenses	**-**	(4,500)
(Increase) decrease in non-allowable assets	**6,333**	3,281
Net Capital as Computed on This Report	**$ 128,006**	$ 50,583

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 YEARS ENDED MARCH 31, 2011 AND 2010

An exemption to the possession or control requirements of rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through RBC Dain, Member, New York Stock Exchange, on a fully disclosed basis.

KB Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.812-1100
f.314.812-1199

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder of
R.T. Jones Capital Equities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of R.T. Jones Capital Equities, Inc. (the Company), as of and for the years ended March 31, 2011 and 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at March 31, 2011 and 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

May 24, 2011